FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 8, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES CTO'S RESIGNATION FROM OFFICE

NETANYA, Israel, July 8, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Eliezer (Lipa) Ogman notified the Company of his resignation from office as the Company's chief technology officer, after 13 years of successful and extensive tenure. Mr. Ogman will continue to serve in office until his successor is appointed and assumes his responsibilities. The Company will announce his substitute in the coming weeks.

Mr. Ami Erel, the Company's Chairman of the board of directors said "Lipa is one of Cellcom Israel's founding fathers, has built an excellent infrastructure system and has a substantial role in Cellcom Israel's successes in the past 19 years. I wish him success in whichever path he chooses next."

Mr. Nir Sztern, the Company's CEO thanked Lipa Ogman on behalf of the employees, management, board of directors and shareholders of the Company for his contribution to the Company and added that "Lipa Ogman has been with the Company since its inception in 1994 in various technological positions. As the Company's CTO he has successfully led the Company through frequent and major technological changes, including the Company's transfer from TDMA to GSM technology and its continued development into EDGE and third generation UMTS and HSPA+ technologies, led the construction of our independent fiber-optic and complementary microwave transmission network. Lipa has constantly maintained the Company at the forefront of technology providing the Company with a technological edge which enhanced its leading position in a highly competitive environment. Lipa is a most valued member of our management team, had a paramount role in the Company's continued success over the years and is a role model for his employees."

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.166 million subscribers (as at March 31, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 8, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel